Exhibit 99.1

Nova Measuring Instruments Ltd. announces that its annual shareholders’ meeting shall be held on September 29, 2005

Rehovoth, Israel, August 24, 2005 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI) (the “Company”), announces that its Board of Directors has resolved that its annual general shareholders’ meeting (the “Meeting”) be held September 29, 2005 at 17:00 (local time) at the Company’s registered offices.

Items on the agenda are as follows: (i) To review and discuss the Company’s audited financial statements for the year ended on December 31, 2004; (ii) To elect 7 directors to the Company’s Board of Directors, none of which are is to serve as external directors, and to elect one external Director to the Company’s Board of Directors; (iii) To reappoint Brightman Almagor & Co. as the independent auditors of the Company for the year ending on December 31, 2005 and to authorize the Audit Committee to fix the remuneration of the auditors; (iv) To amend the terms of Stock Option Plans 6, 7, 7A, 7B and 7C; (v) To grant options to the Company’s directors and external directors; (vi) Further to the resolution to approve acceleration of unvested options with respect to Company’s employees, to allow the Board of Directors to accelerate unvested options previously granted to directors of the Company under Stock Option Plans 6, 7, 7A, 7B; (vii) To approve the terms of the Company’s Stock Option Plan 8; (viii) To approve the continuation of the terms of indemnification of and insurance for the directors and officers of the Company; (ix) To approve the extension of the period in which Dr. Holland may exercise her Options to 180 days, from the date of termination of Dr. Holland’s tenure as a director and external director; and (x)To transact such other business as may properly come before the Annual General Meeting of Shareholders or at any adjournment thereof. Shareholders of record as of the close of business on August 26, 2005 (the “Record Date”) are entitled to notice of and to vote at the Annual General Meeting of Shareholders. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israeli Companies Regulations (Proof of Ownership for Voting in General Meetings) – 2000, as proof of ownership of the Shares or send such certificate together with a duly executed proxy as shall be published.

Other than with respect to election of the external director, all resolutions require the affirmative majority of fifty percent (50%) of the total number of votes at the meeting present in person or represented by proxy. The election of the external directors requires the affirmative vote of a majority of the shares present, in person or represented by proxy, and voted on that matter and in addition either that (i) at least one third (33.33%) of the holders of shares who are not controlling shareholders attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (ii) the aggregate number of shares voting against the proposal has not exceeded 1% of the company’s voting rights.

Proxy materials shall be published no later than 21 days prior to the date in which the Meeting is to be held.

About Nova:

Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The company’s web site is www.nova.co.il.

This press release may contain forward-looking statements, including statements related to anticipated growth rates, manufacturing capacity and tax rate. Actual results may differ materially from those projected due to a number of risks, including changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, or changes in tax requirements. Nova cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Form F-1 filed with the Securities and Exchange Commission on April 9, 2000. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.